Contact

www.linkedin.com/in/bob-saunders-84a3993 (LinkedIn)

Top Skills

Venture Capital

Deal Sourcing

Mergers

Bob Saunders

General Partner at OCA Ventures

Louisville, Kentucky, United States

Experience

OCA Ventures

General Partner

December 2014 - Present (10 years 4 months)

Chicago, IL

Primary focus: healthcare investments

XLerateHealth

Chairman and Co-Founder

January 2013 - Present (12 years 3 months)

Louisville, KY

Healthcare accelerator: XLerateHealth.com

Saunders Murdock & Associates

Founding Partner

2009 - Present (16 years)

Chrysalis Ventures

Managing Director

1997 - 2009 (12 years)

AEGON Capital Management

Managing Director

1993 - 1997 (4 years)

Saunders Capital

Managing Director

May 1986 - March 1993 (6 years 11 months)

Bain & Company

Senior Consultant & Acting Director of Competitive Strategy Analysis

March 1982 - May 1986 (4 years 3 months)

The Boston Consulting Group

Consultant

1978 - 1982 (4 years)

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Education

Harvard University
MA, PhD/ABD -Sociology · (1976 - 1978)

London School of Economics and Political Science
MSc, Demography & Economics · (1974 - 1976)

University of Stockholm, Sweden
International Graduate School · (1973 - 1974)

Stanford University
AB, Social sciences/political science · (1969 - 1973)